AB* 3/10

09059039

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65473

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BTIG,LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Sansome Street, 16th Floor
(No. and Street)

San Francisco	CALIFORNIA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN K ENDRES — 415-248-2200 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTHSTEIN, KASS & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

101 MONTGOMERY STREET, 22ND FLOOR	SAN FRANCISCO	CALIFORNIA	94104
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

KS 3/10

OATH OR AFFIRMATION

I, BRIAN ENDRES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BTIG, LLC, as of FEBRUARY 26, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brian K Endres
Signature

CFO
Title

C. Chao
Notary Public

C. CHAO
Commission # 1802083
Notary Public - California
San Francisco County
My Comm. Expires Jun 17, 2012

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BTIG, LLC

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

BTIG, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, LLP
101 Montgomery Street, 22nd Floor
San Francisco, CA 94104
tel 415.788.6666
fax 415.788.1990
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of BTIG, LLC

We have audited the accompanying statement of financial condition of BTIG, LLC (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BTIG, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, LLP

San Francisco, California
February 26, 2009

BTIG, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS	
Cash and cash equivalents	$ 9,209,641
Securities owned, at fair value	10,323,229
Receivables from clearing broker, including clearing deposits of $1,000,000	30,574,916
Receivables from other brokers	3,794,597
Other assets	6,838,073
	$ 60,740,456
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Securities sold not yet purchased, at fair value	$ 7,370,097
Accrued commissions	11,593,483
Accrued floor brokerage, exchange, and clearance fees	1,424,135
Accounts payable and other accrued expenses	2,842,444
Total liabilities	23,230,159
Members' equity	37,510,297
	$ 60,740,456

See accompanying notes to statement of financial condition.

1. Nature of business

BTIG, LLC (the "Company") was organized in the State of Delaware in May 2002. The Company received approval to operate and conduct business as a broker-dealer in December 2002, and is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of providing professional money managers with trading and order execution services, ECN services, outsource trading, private placement of securities and prime brokerage. On May 1, 2008, Goldman Sachs Group, Inc. contributed capital in exchange for a minority ownership interest in the Company. Therefore, as of May 1, 2008, the Company is owned by Condor Trading, LP (the "Parent") and Goldman Sachs Group, Inc.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements are expressed in United States dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers money market accounts maintained at financial institutions to be cash equivalents.

Securities Transactions

Any proprietary securities transactions, as well as the gains and losses arising from securities transactions entered into for the account and use of the Company to facilitate trading for a customer, are recorded on a trade-date basis. Securities owned and securities sold not yet purchased resulting in firm inventory are reported at fair value. Gains and losses from such inventory transactions are included in trading profits and losses in the statement of operations or are netted into commissions revenue when the Company facilitates a trade for a customer.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. Purchases and sales of investments, and income and expenses that are denominated in foreign currencies are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are included in the respective income and expenses in the statement of operations.

Income Taxes

As a dual-member LLC, the Company is disregarded for federal and state income tax purposes. Its income or loss is reported on the information return of its members, itself a pass-through entity. Because the income or loss of the Company is passed through to and the resulting tax consequences are borne by its members, the Company does not record a provision for income taxes.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

The Company is a pass-through entity for income tax purposes and as such, may adopt FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective for the annual financial statements for the year ending December 31, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies".

Valuation of Investments in Securities Owned and Securities Sold Not Yet Purchased at Fair Value - Definition and Hierarchy

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities Owned and Securities Sold Not Yet Purchased at Fair Value - Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values securities owned and securities sold not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

2. Summary of significant accounting policies (continued)

The Company's securities owned and securities sold not yet purchased at fair value, which comprise of equity securities, have been categorized as Level 1 based upon a fair value hierarchy in accordance with SFAS No. 157 as of December 31, 2008.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Assets				
Cash equivalents	$ 8,077,015	-	-	$ 8,077,015
Securities owned, at fair value	10,323,229	-	-	10,323,229
	$ 18,400,244	$ -	$ -	$ 18,400,244
Liabilities				
Securities sold not yet purchased, at fair value	$ 7,370,097	$ -	$ -	$ 7,370,097

There were no securities classified as Level 3 as of the beginning or the end of the year. Additionally, there were no securities transferred in or out of Level 3 during the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. The Company's results could differ from those estimates.

3. Receivables from clearing broker

Receivables from the clearing broker, which is also a subsidiary of its member, Goldman Sachs Execution and Clearing L.P. ("Clearing Broker"), are pursuant to a clearance agreement. At December 31, 2008, the Company's receivables from the clearing broker were approximately $30,575,000, of which approximately $1,000,000 is maintained as clearing deposits.

4. Receivables from other brokers

Receivables from other brokers arise from the Company's options transactions on behalf of customers. At December 31, 2008, the Company's receivables from other brokers were approximately $3,795,000.

5. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to their clearing broker on a fully-disclosed basis. All of the customers' money balances and security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying security positions or conducting securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts regularly. For the year ended December 31, 2008, the Company did not record any losses with respect to off-balance sheet items.

In the normal course of its business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

6. Securities sold not yet purchased

The Company is subject to certain inherent risks arising from facilitating trades by selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in these financial statements.

7. Concentration risk

The Company maintains its cash and cash equivalents at financial institutions in both money market and non-interest bearing accounts. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 and up to the full value in the account respectively. The value of the non-interest bearing accounts were approximately $1,132,000 on December 31, 2008. The Company does not consider any risk associated with this balance to be significant. Management attempts to minimize credit risk by monitoring the credit exposure with and the credit worthiness of its customers, other brokers and financial institutions and does not anticipate any losses from these counterparties.

8. Related party transactions

Pursuant to an expense-sharing agreement ("Services Agreement") dated November 1, 2002, between the Company and the Parent, the Company purchases furniture, equipment and leasehold improvements on behalf of the Parent and is charged various operating expenses for their usage. Included in other assets on the statement of financial condition as of December 31, 2008 is receivable from the Parent of approximately $4,693,000 related to the reimbursement of furniture, equipment and leasehold improvements, net of operating expenses.

9. Lease commitments

The Company's current lease agreements for San Francisco, New York, Dallas, Boston, Chicago, Red Bank, Aspen, Los Angeles, Orinda and Greenwich expire at various times through April 29, 2019. The aggregate future minimum annual rental payments for office space under these lease agreements for the five years subsequent to December 31, 2008 are as follows:

Year ending December 31,	
2009	$ 2,575,254
2010	2,135,307
2011	1,534,930
2012	1,570,215
2013	1,340,220
Thereafter	7,663,819
	$ 16,819,745